

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 8, 2016

Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

Re: **TYG Solutions Corp.**
        Amendment No 6. to Registration Statement on Form S-1
        Filed March 22, 2016
        File No. 333-198284

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated November 18, 2015.

General

1.   Throughout your filing, please revise references to your financial statements to those that are updated and included in the filing. As an example, on page 18, we note that you refer to the financial statements as of December 31, 2014 and December 31, 2013 included in this prospectus and the registration statement. However, the financial statements included in the filing are as of December 31, 2015 and December 31, 2014.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

2.   We note the revision in response to prior comment 3. As you disclose, you will not be required to evaluate your internal controls over financial reporting or disclose the results of such evaluation until the filing of your *second* annual report. The period of your second annual report would not appear to be until at least the fiscal year ended December 31, 2017. Please revise to correct the expected date of adoption of this requirement or remove the references the date.

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please revise to remove the graphic from the audit report or explain its placement.

4.   Please update the statement regarding sufficiency of cash included in the audit report.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies and Estimates, page 21

5.   The disclosures in this section state that you are in the development stage, have not commenced operations, and have recently started developing an app. Please explain the basis for these statements considering the current status of your business and the statements elsewhere in your filing that you have commenced limited operations.

Liquidity and Capital Resources, page 24

6.   Please revise to update your discussion of liquidity as of the most recently completed period. In this regard, consider addressing cash provided by operating activities in 2015 and your profitability in 2015. Consider explaining why you only have sufficient cash on hand and revenue to sustain operations for six months, considering your cash balance of $47,826 as of December 31, 2015 and that you will only need $12,000 to fund your planned operations for 12 months. Disclose any significant subsequent events.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal
                                        Office of Information Technologies
                                        and Services

cc: Matheau J. W. Stout, Esq.